January 22, 2021	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$1,755,000

Auto Callable Accelerated Barrier Notes Linked to the iShares® Latin America 40 ETF due February 2, 2022

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing price of one share of the iShares® Latin America 40 ETF, which we refer to as the Fund, is at or above the Call Value.
•	The date on which an automatic call may be initiated is July 22, 2021.
•	The notes are also designed for investors who seek an uncapped return of 1.50 times any appreciation of the Fund at maturity if the notes have not been automatically called.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on January 22, 2021 and are expected to settle on or about January 27, 2021.
•	CUSIP: 48132RC65

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$12.50	$987.50
Total	$1,755,000	$21,937.50	$1,733,062.50

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $12.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $977.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The iShares® Latin America 40 ETF (Bloomberg ticker: ILF)

Call Premium Amount: $115.00 per $1,000 principal amount note

Call Value: 100.00% of the Initial Value

Upside Leverage Factor: 1.50

Barrier Amount: 85.00% of the Initial Value, which is $24.208

Pricing Date: January 22, 2021

Original Issue Date (Settlement Date): On or about January 27, 2021

Review Date*: July 22, 2021

Call Settlement Date*: July 27, 2021

Observation Date*: January 28, 2022

Maturity Date*: February 2, 2022

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × (Fund Return)

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose more than 15.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date, which was $28.48

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund, and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

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Hypothetical Payout Profile

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called is $115.00.

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Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund if the notes have not been automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	the notes have not been automatically called;
•	an Initial Value of $100.00;
•	an Upside Leverage Factor of 1.50; and
•	a Barrier Amount of $85.00 (equal to 85.00% of the hypothetical Initial Value).

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing price of one share of the Fund on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$165.00	65.00%	97.50%	$1,975.00
$150.00	50.00%	75.00%	$1,750.00
$140.00	40.00%	60.00%	$1,600.00
$130.00	30.00%	45.00%	$1,450.00
$120.00	20.00%	30.00%	$1,300.00
$110.00	10.00%	15.00%	$1,150.00
$105.00	5.00%	7.50%	$1,075.00
$101.00	1.00%	1.50%	$1,015.00
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$85.00	-15.00%	0.00%	$1,000.00
$84.99	-15.01%	-15.01%	$849.90
$80.00	-20.00%	-20.00%	$800.00
$70.00	-30.00%	-30.00%	$700.00
$60.00	-40.00%	-40.00%	$600.00
$50.00	-50.00%	-50.00%	$500.00
$40.00	-60.00%	-60.00%	$400.00
$30.00	-70.00%	-70.00%	$300.00
$20.00	-80.00%	-80.00%	$200.00
$10.00	-90.00%	-90.00%	$100.00
$0.00	-100.00%	-100.00%	$0.00

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How the Notes Work

Upside Scenario If Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of $115.00.  No further payments will be made on the notes.

•	If the closing price of one share of the Fund increases 20.00% as of the Review Date, the notes will be automatically called and investors will receive an 11.50% return, or $1,115.00 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 1.50.

•	If the notes have not been automatically called and the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a 7.50% return, or $1,075.00 per $1,000 principal amount note.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 85.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Barrier Amount of 85.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the notes have not been automatically called and the closing price of one share of the Fund declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to

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us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,

regardless of any appreciation of the Fund, which may be significant.  In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

•	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Fund.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE FUND FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE PRICE OF ONE SHARE OF THE FUND IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may

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be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate

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with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK —

The equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

The equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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The Fund

The Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of 40 of the largest Latin American equities, which we refer to as the Underlying Index with respect to the Fund.  The Underlying Index with respect to the Fund is currently the S&P Latin America 40™ Index.  The S&P Latin America 40™ Index is a free float-adjusted market capitalization index that is designed to measure the performance of 40 blue-chip companies drawn from five Latin American markets: Brazil, Chile, Colombia, Mexico and Peru.  For additional information about the Fund, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2016 through January 22, 2021. The closing price of one share of the Fund on January 22, 2021 was $28.48. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Review Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case, subject to the possible application of the “constructive ownership” rules, the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our

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special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or

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JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase &

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Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 26, 2020.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The iShares® Latin America 40 ETF

All information contained in this pricing supplement regarding the iShares® Latin America 40 ETF (the “Latin America Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The Latin America Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the Latin America Fund. The Latin America Fund is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “ILF.”

The Latin America Fund seeks to track the investment results, before fees and expenses, of an index composed of 40 of the largest Latin American equities, which is currently the S&P Latin America 40TM Index (the “Latin America Index”). For more information about the Latin America Index, please see “The S&P Latin America 40TM Index” below.

BFA uses a “representative sampling” indexing strategy to manage the Latin America Fund. “Representative sampling” is an investment strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Latin America Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Latin America Index. The Latin America Fund may or may not hold all of the securities in the Latin America Index.

The Latin America Index is a theoretical financial calculation, based on a grouping of financial instruments that is not an investment product, while the Latin America Fund is an actual investment portfolio. The performance of the Latin America Fund and the Latin America Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Latin America Fund’s portfolio and the Latin America Index resulting from the Latin America Fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Latin America Fund but not to the Latin America Index. “Tracking error” is the divergence of the performance of the Latin America Fund from that of the Latin America Index. BFA expects that, over time, the Latin America Fund’s tracking error will not exceed 5%. Because the Latin America Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Latin America Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729 through the SEC’s website at http://www.sec.gov.

The S&P Latin America 40TM Index

General

All information contained in this pricing supplement regarding the Latin America Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, has been derived from publicly available sources, without independent verification. This information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Latin America Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones does not have any obligation to continue to publish, and may discontinue the publication of, the Latin America Index.

The Latin America Index is a free float-adjusted market capitalization index that is designed to measure the performance of 40 blue-chip companies that capture approximately 70% of the region’s equity market. Constituents are drawn from five Latin American markets: Brazil, Chile, Colombia, Mexico and Peru.

The Latin America Index is reported by Bloomberg L.P. under the ticker symbol “SPLAC.”

Eligibility Criteria

The Latin America Index constituents are drawn from the S&P/IFCI country indices of Brazil, Chile, Colombia, Mexico and Peru. The S&P/IFCI country indices require that, at the annual reconstitution, a stock must have a minimum float-adjusted market capitalization of US$ 200 million to be added to the index. During the annual reconstitution, S&P/IFCI country indices constituents that fall below US$ 200 million, but have a float-adjusted market capitalization of at least US$ 150 million, remain in those indices. Stocks must have a minimum USD 12-month median value traded ratio of 10% and a minimum USD median daily value traded of US$ 0.1 million over the six months prior to the rebalancing reference date to be eligible for inclusion in the S&P/IFCI country indices. A stock’s domicile is determined based on criteria that include incorporation, registration, operational headquarters location, primary exchange listing, geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees and investor perception. All investable primary market share classes are included in the S&P/IFCI country indices.

Index composition is at the discretion of the Americas Thematic and Strategy Indices Committee (the “Index Committee”). The following eligibility factors are taken into account by the Index Committee when determining the composition of the Latin America Index:

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•	Market Capitalization: The Latin America Index is designed to include the largest stocks, based on float-adjusted market capitalization from the five markets listed above. Each country is analyzed by ranking all companies in the country’s eligible universe based on their total company market capitalization, and then the cumulative float-adjusted market capitalization is calculated for each stock. Stocks may be added if they rank within the top 40% of the cumulative float-adjusted market capitalization of the relevant country’s eligible universe. Stocks may be dropped if they rank within the top 80% or above of the cumulative float-adjusted market capitalization of the relevant country’s eligible universe.
•	Liquidity: Stocks are ranked according to liquidity, measured by dollar value traded. Annual value traded, float turnover and days traded are also analyzed quarterly to ensure adequate liquidity. Given two comparably sized companies, the higher the 12-month value traded, the more likely its inclusion.
•	Listings: Where applicable, preference is given to developed market listings of an index constituent. This may include U.S.-listings, U.S.-listed American Depositary Receipts or other developed market listings.
•	Eligible Securities: All common and preferred shares (which are of an equity and not of a fixed income nature) are eligible for inclusion. Convertible stock, bonds, warrants, rights, and preferred stock that provide a guaranteed fixed return are not eligible.
•	Country and Sector Balance: The country balance and sector balance of the five markets listed above are also considered in the selection of companies for the Latin America Index in order to reflect country and sector weights of the broader universe of stocks. Sector balance is measured by a comparison of each Global Industry Classification Standard (“GICS®”) sector’s weight in the Latin America Index with its weight in the broader universe of stocks.

Constituent Selection

Constituent selection is at the discretion of the Index Committee and is based on the eligibility criteria. S&P Dow Jones believes that turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Latin America Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the Latin America Index will not be deleted unless ongoing conditions warrant an index change.

Index Calculation

The Latin America Index is a float-adjusted market capitalization-weighted index. On any given day, the index value of the Latin America Index is the total float-adjusted market capitalization of the Latin America Index’s constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the Latin America Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Under float adjustment, the share counts used in calculating the Latin America Index reflect only those shares available to investors rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies, government agencies, or other long-term strategic shareholders.

All index constituents are assigned a float-adjustment factor, called an Investable Weight Factor (IWF). The IWF ranges between 0 and 1, and is an adjustment factor that accounts for the publicly available shares of a company. The company’s adjusted market capitalization is used to determine a constituent’s weight in the index. IWFs are reviewed annually based on the most recently available data filed with various regulators and exchanges. Revised IWFs are applied either prior to the open of the Monday after the third Friday of September or a date that is more appropriate for the Latin America Index.

Divisor. The purpose of the index divisor is to maintain the continuity of an index level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. The Latin America Index is not exactly the same as a portfolio. To assure that the index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the index. Thus, the divisor plays a critical role in the Latin America Index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the Latin America Index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the Latin America Index should not be reflected in the index level. Adjustments are made to the divisor to eliminate the impact of these corporate actions.

Index Rebalancings

Changes to the S&P Latin America 40 are made on an as-needed basis. There is no annual or semi- annual reconstitution.

A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e., March, June, September, and December) and ends after the market close on the third Friday of a rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data are released on the first Friday of the month, but the share freeze period for September will follow the same schedule as the other three quarterly share freeze periods.

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During the share/IWF freeze period, shares and IWFs are not changed except for mandatory corporate action events (such as merger activity, stock splits and rights offerings).

Additions

An index addition is generally made only if a vacancy is created by an index deletion at the quarterly rebalancing. Index additions are made according to market size and liquidity, with a view to preserving regional, country, and sector representation in the Latin America Index. An initial public offering (IPO) is added to the Latin America Index only when an appropriate vacancy occurs and is subject to proven liquidity for at least six months. An exception may be made for extraordinarily large global offerings where expected trading volume justifies inclusion.

Deletions

Deletions can occur due to corporate actions such as acquisitions, mergers, spin-offs, bankruptcies, suspension or significant restructuring such that it no longer meets the eligible criteria. A company that substantially violates one or more of the eligibility criteria may be deleted at the Index Committee’s discretion. The Index Committee will review the index constituents on a quarterly basis and evaluate if the current constituents still represent the index objective by reviewing the country and sector representation of the index constituents.

Currency of Calculation and Exchange Rate

The Latin America Index is calculated in U.S. dollars. Underlying prices are collected in local currencies and converted to U.S. dollars using Refinitiv’s real-time spot exchange rates. The Latin America Index’s closing value is calculated at 05:05 PM Eastern Time using the real-time exchange rates at that point in time. In situations where either a stock does not trade or a primary exchange is not open for trading, but the Latin America Index is being calculated as other constituent primary exchanges are open and trading, the stocks from the closed primary exchange will use the last available closing price and convert into U.S. dollars using the real time spot foreign exchange rate of the day. The Latin America Index’s final closing values convert all stock prices used in the index calculation at the spot foreign exchange rate provided by Refinitiv at the closing time of the Latin America Index.

WM/Refinitiv foreign exchange rates are taken daily at 4:00 PM London Time and used in the calculation of certain end-of-day-basis versions of the index. These mid-market fixings are calculated by The WM Company based on Refinitiv data and appear on Refinitiv pages WMRA.

Corporate Action Related Changes

There are a large range of different corporate actions ranging from routine share issuances or buy backs to less frequent events like spin-offs and mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment?
Company Addition/Deletion	Addition Companies are added at the float market capitalization weight. Deletion The weights of all stocks in the Latin America Index will proportionally change. Relative weights will stay the same.	Yes
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the Latin America Index.	Yes
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio.	No
Spin-off	A spin-off of a constituent will not remain in the Latin America Index unless the size and anticipated liquidity of the spun-off company are sufficient to replace the parent company. The spun-off company is added at a zero price at the market close of the day before the ex-date (with no divisor adjustment), and if it is determined to be ineligible for continued inclusion in the Latin America Index, the spun-off company is removed after at least one day of regular way trading (with a divisor adjustment).	Maybe (see comments)
Change in Investable	Increasing (decreasing) the IWF increases (decreases) the market	Yes
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Weight Factor (IWF)	capitalization of the Latin America Index.
Ordinary Dividends	When a company pays an ordinary cash dividend, the Latin America Index does not make any adjustments to the price or shares of the stock.	No
Special Dividends	The stock price is adjusted by the amount of the dividend.	Yes
Rights Offering	All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.	Yes

With corporate actions where special dividends such as extraordinary cash or other corporate assets that are distributed to shareholders, the price of the stock will be reduced by the payment amount at the opening of the effective date. The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the Latin America Index.

Base Date

The Latin America Index has a base date of December 31, 1997.

Index Governance

The index is maintained by the Index Committee. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the Latin America Index to the market, companies that are being considered as candidates for addition to the Latin America Index and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

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